

May 8, 2024

Lin Yang
Chief Financial Officer
Universe Pharmaceuticals INC
265 Jingjiu Avenue
Jinggangshan Economic and Technological Development Zone
Ji'an, Jiangxi, China 343100

> **Re: Universe Pharmaceuticals INC**
> **Registration Statement on Form F-1**
> **Filed April 24, 2024**
> **File No. 333-278914**

Dear Lin Yang:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. Please revise here, and elsewhere, to disclose that the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the fiscal year 2023 omnibus spending legislation on December 29, 2022.

2. Please revise the cover page to disclose the termination date of the offering. See Item 501(b)(8)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jimmy McNamara at 202-551-7349 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li